April 20, 2017 - Cannell Capital LLC (“Cannell”) announces today that it intends to vote “No” on the Board’s recommendations at the Annual General Meeting of Rightside Group, Ltd. (NASDAQ: NAME) shareholders to be held on June 2, 2017 at the Woodmark Hotel in Kirkland, Washington at 1:30PM PT.

Cannell intends to withhold votes from all incumbent directors of NAME. Specifically, and emphatically, it urges all shareholders to vote as follows:

Election of Diane M. Irvine	AGAINST
Election of Robert J. Majteles	AGAINST
Election of Taryn J. Naidu	AGAINST
Ratification of PricewaterhouseCoopers LLP as NAME’s auditor	FOR

J. Carlo Cannell has been investing in small capitalization stocks for over 35 years. The majority of Cannell’s investments are collaborative. Easier money is made investing in companies whose officers and directors do not need to be told what to do. As such, Cannell enjoys a warm and constructive relationship with the incumbent board of directors of most of its holdings.

Clients advised by Cannell own more than 8.5% of shares outstanding of NAME.

When the behavior of an incumbent board is egregious, self-serving and contrary to the best interests of all shareholders, Cannell feels compelled to take on the responsibilities of an activist investor, however.

Two specific examples of companies where Cannell decided to run a “Vote No” campaign are Envivio, Inc. and Telecommunication Systems, Inc. (“TSYS”). The Boards of Directors of both companies were exhibiting the same shareholder value-destroying behavior as the Board of Rightside exhibits today. Both Boards fought Cannell’s “Vote No” campaign vigorously. However, shareholders of both companies sent a message to their Boards by voting no. The result of Cannell’s efforts at both companies was an unlocking of shareholder value that benefitted ALL shareholders, not just Cannell. Between the the filing of Cannell’s first 13D and the company’s later sale, Envivio and TSYS investors enjoyed returns of 150% and 139%, respectively.

For the “Vote No” campaign at both Envivio and TSYS, Cannell engaged the two premier service providers supporting activist investors (Redge Global and March Intelligence Research).

Shareholders of Rightside who want to learn more about how a “Vote No” campaign can unlock value and benefit ALL shareholders are encouraged to explore the web sites created for the “Vote No” campaign at Envivio and TSYS.

http://www.concernedenvivioshareholders.com/

http://www.concernedtsysshareholders.com/

To prosecute a successful “Vote No” campaign at Rightside, Cannell has prepared presentations that highlight severe errors of judgment by principals and affiliates of Oak Investment Partners, a representative of which currently serves on the Board of Rightside. Cannell is preparing to release these presentations to Rightside shareholders by and by.

It is time for the Board of Rightside to enjoy truly independent and rigorous representation. Cannell has selected ten (10) shareholder-friendly experienced operating executives who would, in Cannell’s opinion, make excellent Board members of Rightside. None of the ten potential board members are Cannell employees. Cannell calls upon the incumbent Board of Rightside to interview all ten of these successful operating executives and select the best three of them to add them to the Board.

If you would like to discuss Cannell Capital’s successful “Vote No” campaign at Envivio or at TSYS or if you would like to discuss today’s campaign at Rightside, please contact Stephen Wagstaff at 307-733-2284 or info@cannellcap.com.

END